XR Securities LLC

Financial Report
December 31, 2021

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67724

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: XR Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 West Jackson Blvd., Suite 1000
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Haraburda	312-244-4500	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	PCAOB # - #49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Matthew Haraburda___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___XR Securities LLC___, as of ___December 31___, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



FRANK J VIVIRITO
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 28, 2023

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Managing Member Member of XR Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of XR Securities LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2009.

Chicago, Illinois
February 23, 2022

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XR Securities LLC

Statement of Financial Condition
December 31, 2021

Assets		
Cash and cash equivalents	$	2,373,145
Securities owned, at fair value, pledged		885,027,014
Derivative financial instruments, at fair value		366,524,343
Receivables from clearing broker		1,697,819
Other assets		227,885
Total assets	$	1,255,850,206
Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased	$	92,677,369
Payable to clearing brokers		785,899,218
Derivative financial instruments, at fair value		346,353,596
Payable to affiliate		4,367,964
Accrued expenses		997,739
Total liabilities		1,230,295,886
Member's equity		25,554,320
Total liabilities and member's equity	$	1,255,850,206

See Notes to Financial Statement.

XR Securities LLC

Notes to Financial Statement

Note 1.   Organization and Nature of Business

XR Securities LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and whose Designated Self-Regulatory Organization ("DSRO") is the Chicago Board Options Exchange. The Company engages in the business of conducting market-making and proprietary trading activities and commenced trading on March 6, 2008. The Company is a limited liability company registered in the State of Delaware. The Company is wholly owned by XR Group LLC (the "Member").

The Company has agreements with Goldman, Sachs & Co., L.P. ("GS & Co."), Industrial and Commercial Bank of China ("ICBC"), ABN AMRO Clearing ("ABN") and Societe Generale S.A. ("SocGen") to process and clear all of the Company's securities and derivatives transactions. Substantially all of the Company's investments and capital are held by GS & Co. to facilitate the Company's trading activities.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for customers, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

Note 2.   Summary of Significant Accounting Policies

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets generally accepted accounting principles ("GAAP") that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing brokers and payable to clearing brokers: Receivable from clearing brokers and payable to clearing brokers include net receivables and payables for unsettled trades, unrealized gains and losses on open futures contracts, and cash and margin balances held at the clearing brokers. The Company's clearing brokers charge the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest from its clearing brokers based upon the federal funds rate computed on a daily basis on credit balances.

Current expected credit losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. Management has determined that there are no material estimated credit losses through the year ended December 31, 2021, that impact the Company's financial statement.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty.

XR Securities LLC

Notes to Financial Statement

Note 2.   Summary of Significant Accounting Policies (Continued)

Securities and derivative financial instruments: Securities and derivative transactions and the related gains and losses are recorded on a trade-date basis. Derivative financial instruments and securities owned and securities sold, not yet purchased, are stated at fair value.

Interest and dividends: Interest income and expense are recognized on an accrual basis. Dividend income and expense are recognized on the ex-dividend date.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. The Company does not file a federal tax return, but its taxable income is reported as part of the Member's federal tax return. The Member is a limited liability company whose income or loss is includable in the tax returns of its owners.

The FASB provides guidance for how uncertain income tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through the year ended December 31, 2021, that impact the Company's financial statements.

The Member is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2018.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid overnight money market investments with original maturities of less than three months.

Note 3.   Receivable from Clearing Brokers and Payable to Clearing Brokers

At December 31, 2021, receivable from clearing brokers and payable to clearing brokers consist of the following:

	Receivables	Payables
Due from/to clearing broker	$ 1,697,819	$ 338,305,639
Unsettled trades (net)	-	441,820,544
Exchange traded futures - open trade equity	-	5,410,250
Dividends payable (net)	-	328,149
Interest payable (net)	-	34,636
	$ 1,697,819	$ 785,899,218

Per the Federal Reserve Board's regulations, the Company is required to maintain a minimum net liquidating value of $1,000,000 at each clearing broker, where it maintains a Joint Back Office Arrangement. In addition to the Joint Back Office minimum, each clearing broker may request a higher minimum net liquidating value at its discretion. Securities owned are generally pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities to others, subject to certain limitations.

XR Securities LLC

Notes to Financial Statement

Note 4.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Equities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Notes to Financial Statement

Note 4.   Fair Value of Financial Instruments (Continued)

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Certain equity-index derivatives are valued by taking the average of the best bid/offer midpoint as quoted from the exchange at each minute for the last few minutes of trading up to the close of trading in its underlying instrument and are categorized in Level 1 of the fair value hierarchy.

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2021, all of which are considered Level 1:

	Level 1
Assets	
Securities owned:	
Equities	$ 885,027,014
Derivative financial instruments:	
Equity options	364,445,846
Options on futures contracts	2,078,497
	366,524,343
Total	$ 1,251,551,357
Liabilities	
Receivables from clearing brokers:	
Open futures contracts	$ 5,410,250
Securities sold, not yet purchased:	
Equities	92,677,369
Derivative financial instruments:	
Equity options	346,318,621
Options on futures contracts	34,975
	346,353,596
Total	$ 444,441,215

The Company assesses the levels of the inputs used to measure fair value at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2 and 3 during the year.

Substantially all of the Company's other assets and liabilities are also considered financial instruments and are short-term or replaceable on demand; therefore, their carrying amounts approximate their fair values.

XR Securities LLC

Notes to Financial Statement

Note 5.   Related-Party Transactions

An entity affiliated by common ownership (the "Affiliate") provides certain management services, such as occupancy, technology, compensation, and other administrative services for the Company. As of December 31, 2021, the outstanding balance for shared expenses due to the Affiliate and general accounts payable due to the affiliate was $4,272,077 and $95,887, respectively, and is presented as payable to affiliate on the statement of financial condition.

Certain exchange memberships owned by the Member, having an aggregate fair value at December 31, 2021 of $245,000, are registered for and assigned to the Company in order to provide exchange memberships and other privileges.

Note 6.   Derivative Instruments

Disclosure is presented to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect the Company's financial position, results of operations, and cash flows.

The Company's derivative activities are limited to the trading of equity options, futures and options on futures contracts. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the net trading gains and losses associated with these derivatives is recorded in the statement of operations. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood for accounting purposes.

Notes to Financial Statement

Note 6.   Derivative Instruments (Continued)

At December 31, 2021, the Company's derivative activities had the following impact on the statement of financial condition:

Statement of Financial Condition

	Assets at Fair Value	Liabilities at Fair Value	Net
Futures contracts (included in payables to clearing brokers):			
Equity index	$ 118,809	$ 5,529,339	$ (5,410,530)
Commodity	280		280
	$ 119,089	$ 5,529,339	$ (5,410,250)
Options on futures contracts (included in derivative financial instruments, at fair value):			
Equity index	$ 2,078,497	$ 34,975	$ 2,043,522
Equity options (included in derivative financial instruments, at fair value):			
Equity Index	$ 218,528,034	$ 228,541,998	$ (10,013,964)
Equity	144,939,829	117,108,417	27,831,412
Commodity	641,346	336,864	304,482
Currency	74,927	23,995	50,932
Interest Rate	261,710	307,347	(45,637)
	$ 364,445,846	$ 346,318,621	$ 18,127,225

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange traded future and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivative contract. The Company's trading activities involve the use of risk management strategies to reduce direction and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

The Company is required to disclose information about certain derivative instruments that are either eligible for offset in accordance with U.S. GAAP or subject to an enforceable master netting arrangement or similar agreement. The objective of the disclosure is to enable the financial statement users to evaluate the effect or potential effect of netting arrangements on the Company's financial position.

As of December 31, 2021, the Company holds derivative instruments that are eligible for offset in the statement of financial condition. A right of offset exists when the amounts owed by the Company to another party are determinable, the Company has the right to offset the amounts owed with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable by law.

XR Securities LLC

Notes to Financial Statement

Note 6.   Derivative Instruments (Continued)

The following table provides disclosure regarding the potential effect of offsetting of derivative assets and liabilities presented in the statement of financial condition.

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Recognized Assets and Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Financial Instruments	Collateral Pledged	Net Amount
Assets						
Futures contracts	$ 119,089	$ (119,089)	$ -	$ -	$ -	$ -
Liabilities						
Futures contracts	$ 5,529,339	$ (119,089)	$ 5,410,250	$ -	$ -	$ 5,410,250

The gross amounts of derivative assets presented in the preceding table are included in the payables to clearing brokers reported in the statement of financial condition.

Note 7.   Indemnifications

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note 8.   Off-Balance-Sheet Risk

In connection with its trading activities, the Company enters into transactions involving derivative financial instruments, primarily exchange traded futures and options contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options contracts provide the Company with the opportunity or the obligation to deliver or take delivery of specified financial instruments at a contracted price. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk.

XR Securities LLC

Notes to Financial Statement

Note 8.   Off-Balance-Sheet Risk (Continued)

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded derivative financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: The Company clears all of its trades through GS & Co., ABN, ICBC and SocGen and enters into transactions with other financial institutions. Cash and financial instruments on deposit with GS & Co., ABN, ICBC and SocGen collateralize short positions and amounts due, and serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these counterparties.

The Company places its cash with financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company monitors such credit risks and has not experienced any losses related to such risks.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price, and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Note 9.   Guarantees

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2021, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of written option contracts as of December 31, 2021, are included as liabilities in derivative financial instruments and in securities sold, not yet purchased on the statement of financial condition.

XR Securities LLC

Notes to Financial Statement

Note 10.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $25,326,269 which was $24,968,555 in excess of its required net capital of $357,714. The minimum net capital requirement is the greater of the Company's option and equity market making minimums of $152,500 or 6-2/3% of aggregate indebtedness. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to $100,000 plus $2,500 for each equity security in which it makes a market with a limit of $1,000,000. The Company's net capital ratio was 0.21 to 1. The net capital rule may effectively restrict distributions to the Member.

Note 11.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting none.